Rio Vista Energy Partners L.P.
1313 East Alton Gloor Blvd. Suite J
Brownsville, Texas 78526
(956) 831-0886

October 8, 2009

Via EDGAR

Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rio Vista Energy Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-50394

Dear Mr. Hiller:

On behalf of Rio Vista Energy Partners L.P. (“Rio Vista”), I am responding to your letter dated September 15, 2009 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.

My responses are numbered consistent with the staff’s numbered comments in the September 15, 2009 letter. For your convenience, I have repeated below the staff’s comments immediately preceding each of my responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

Staff Comment

1.
We understand from the disclosure in the Form 10-Q that you filed on May 20, 2009 that you did not obtain a review of your interim financial statements for the quarter ended March 31, 2009; and from disclosure in the Form 8-K that you filed on August 17, 2009 that you did not file your interim report for the fiscal quarter ended June 30, 2009 because you did not obtain a review of those financial statements. We remind you of your reporting obligations under Rule 13a-13 of Regulation 13A.

2.
We note that your General Partner, Rio Vista GP LLC, controls 2% of your outstanding common units. Please include the audited Balance Sheet of your General Partner as of the end of its most recently completed fiscal year in your filing, in accordance with Rule 8-07© of Regulation S-X.

Rio Vista Response

1.
Rio Vista fully acknowledges its reporting obligations under Rule 13a-13 of Regulation 13A. Rio Vista management is making every effort to be in a position to file the delinquent reports at the earliest possible date. In the meantime, Rio Vista continues to meet all other required filings, including all disclosures required in Form 8-K in an effort to insure that all investors remain as fully informed as is practicable with regard to material events.

2.
Rio Vista acknowledges that the information regarding the audited balance sheet of our general partner (Rio Vista GP LLC) was incorrectly not included in the December 31, 2008 financial statements. At December 31, 2008, Rio Vista GP LLC had less than $5,000 in cash and its only other asset was a 75% interest in the general partner interests of Rio Vista (the general partner interests represent a 2% total interest in Rio Vista). Rio Vista GP LLC is a consolidated subsidiary of Penn Octane Corporation as a result of Penn Octane Corporation’s 100% voting control over Rio Vista GP LLC. At December 31, 2008, the consolidated balance sheet of Rio Vista GP LLC and Penn Octane Corporation would look very similar since Penn Octane Corporation has no other operations other than its interests in the general partner of Rio Vista. In addition, Rio Vista GP LLC historically has not been a significant source of distributions from Rio Vista, thereby reducing the benefit from disclosing more detailed information of the general partner.

Rio Vista believes that due to the expected significant time and effort to produce stand-alone financial statements of the general partner of Rio Vista, and considering Rio Vista’s current financial condition, the disclosure would be adequate by including a reference to Penn Octane Corporation’s Form 10-K and adding a new statement in the December 31, 2008 disclosures that at December 31, 2008, the general partner had no significant assets other than its general partner interest in Rio Vista. All other aspects concerning the general partner are already disclosed in Rio Vista’s and Penn Octane Corporation’s financial statements.

Staff Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 47

3.
We note you attribute the material changes in your revenue, cost of sales, and selling, general and administrative expenses to the fact that various operations were recently acquired and included in your results for only a fraction of your fiscal year ended December 31, 2007. We expect that you would need to expand your discussion and analysis to describe any unusual or infrequent events or transactions that materially affected the amounts reported in your loss from continuing operations and to address the extent to which your reported financial information is indicative of future operating results and future financial condition to comply with Item 303(a)(3) of Regulation S-K, Instruction 3 to Item 303(a) of Regulation S-K, and FRC §§501.12.b.3 and 12.b.4.

Rio Vista Response

3.
We did not have any unusual or non-recurring events which occurred during the periods of ownership with respect to any of the entities which were newly acquired in 2007. The disposition of our Mexican related assets in 2007 is no longer relevant during the year ended December 31, 2008. Lastly, Rio Vista is currently in the process of selling its only remaining operation, which would further render any discussion regarding trends associated with past results irrelevant.

Staff Comment

Financial Statements, page 67

Note E – Acquisitions, page 86

4.
We note your disclosure stating that you acquired Regional Enterprises, Inc. on July 27, 2007 and GO LLC on November 19, 2007. Given that you identified these transactions as acquisitions of business rather than assets, you should disclose the information required by paragraphs 51 through 56 of SFAS 141.

Rio Vista Response

4.
Under SFAS 141, we interpret the rules to suggest that the disclosures are required in the year of acquisition. All of those required disclosures are provided in Rio Vista’s December 31, 2007 financial statements, the year that both of the above referenced acquisitions were completed. We believe that the decision to omit duplication of the disclosures in Rio Vista’s December 31, 2008 financial statements was appropriate.

Staff Comment

Controls and Procedures, page 120

5.
We note your disclosure in Management’s Report on Internal Control Over Financial Reporting on page 121 stating, “Based on its assessment and those criteria, management concluded that the Rio Vista’s disclosure controls and procedures over financial reporting were not effective as of December 31, 2008.”

However, according to Item 308T(a)(3) of Regulation S-K, you are required to include a statement as to whether or not your internal control over financial reporting is effective, rather than disclosure controls and procedures. You have the disclosure required under Item 307 of Regulation S-K pertaining to disclosure controls and procedures on page 120.

There is no need to duplicate this representation when providing the disclosures about internal control over financial reporting. Please revise your disclosure as appropriate.

Rio Vista Response

5.	Rio Vista intends to amend the disclosure by changing the words “disclosure controls and procedures” to “internal controls”.

Staff Comment

Engineering Comments

Oil and Gas Data, page 9

Proved Reserves, page 9

6.
The oil and gas reserves that you report must be only the reserves that are net to you. In addition, the Standardized Measure should be based only on your net reserves, rather than the gross reserves which you appear to have utilized. Please revise your document to remove oil and gas reserves in excess of your net interest and, if necessary, to revise to present the Standardized Measure based on only the net oil and gas reserve.

7.
In footnote 2 you state that you used the monthly weighted average gas price to determine the Standardized Measure and your natural gas reserves. Your oil and gas reserves and the Standardized Measure should generally be determined using the oil and gas prices in effect on the last day of the year to comply with Rule 4-10(a)(2) of Regulation S-X and paragraph 30(a) of SFAS 69. Please revise your document accordingly.

Rio Vista Response

6.
In reviewing the reserve data as presented on Page 9 – Oil and Gas Data – Proved Reserves, Rio Vista confirms that only the net reserve information has been presented. After reviewing the disclosure and noting the wording “The following table presents our estimated net proved oil and gas reserves...” and the captions within the table “Estimated net proved reserves”, Rio Vista believes that the information presented is clear. Nonetheless, Rio Vista is willing to discuss additional wording or presentation with the staff.

7.
In preparing the reserve report for Rio Vista’s leased interests at December 31, 2008, Rio Vista, in conjunction with the independent engineer, determined that the most accurate price to use was the monthly weighted average price. This price was used since the actual price received by Rio Vista for production was based on contracts which used monthly averages rather than daily prices. Rio Vista did not sell production on a daily basis. The index price used in the contracts was not a nationally used index, was not readily available and was priced on unique supply and logistics conditions existing in the region. Furthermore, the differentials in the price received by Rio Vista for its production compared to any of the major indexes was extremely volatile. Because of this, Rio Vista felt it would be very misleading to present prices which bore no relation to the markets for which Rio Vista sold its production or prices Rio Vista received from its production, especially in light of Rio Vista’s financial condition.

Regardless of the above, during May 2009, Rio Vista disposed of all its oil and gas properties. Rio Vista believes that the information provided was proper disclosure and any changes to the “unaudited” disclosures would not have any present or future benefit in light of the disposal of the business.

Production and Price History, page 11

8.	The production that you report should be net production volumes. Please tell us whether the volumes that you report represent your net interest. If not, revise accordingly.

9.	Please expand your disclosure to include the average annual production cost per unit of production for the reported time periods to comply with paragraph 3.A(ii) of Industry Guide 2.

10.
Proved reserves must be economic to produce. You report that your annual production costs in 2008 were $2.5 million. Please provide the analysis that you performed in determining that your forecasted revenue from oil and gas production for 2009 will exceed costs using the year-end 2008 oil and gas prices and costs.

If you have any properties where the expenses from oil and gas production and production taxes exceed such revenues from forecasted oil and gas sales, you must reduce your proved reserves to exclude quantities attributable to those properties.

Rio Vista Response

8.	The volumes which have been reported represent net production volumes associated with our net interests in the leased properties.

9.	Rio Vista intends to provide additional disclosure to comply with paragraph 3.A(ii) of Industry Guide 2.

10.
In preparation of the reserve report by the independent engineer, including the Standardized Measure of Discounted Future Net Cash Flows, Rio Vista and the independent engineer used historical costs and trends in determining projected future costs for producing wells. Future revenues were held constant based on the last prices received for our production during December 2008. We ignored estimated increases to gas prices as indicated in the gas futures market and other market indicators. The expected production to be received from each of the wells was based on historical data including analysis of actual decline curves updated through December 31, 2008. Based on all the above, Rio Vista was able to calculate projections for each of the existing and to be developed proved reserve wells. Any leased interest which was not profitable from inception was excluded. Wells which became unprofitable over time as a result of declining production were shut in during the year in which they became unprofitable and were no longer included.

Please contact me at (310) 563-1830 at your earliest convenience in order to discuss the foregoing matters. Subject to final resolution of all comments from the staff, Rio Vista intends to submit a red-lined version of the proposed changes which address the above comments. Upon approval of those changes by the staff, Rio Vista will file in a timely manner an appropriate amendment to its Form 10-K consistent with the responses set forth above and any further discussion with your office.

Acknowledgment

Rio Vista is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Rio Vista may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ian T. Bothwell
Ian T. Bothwell,
Acting CEO and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.